EXHIBIT 99.1

News Release dated December 5, 2016, Suncor Energy successfully resolves

$1.3 billion tax dispute with Canada Revenue Agency

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy successfully resolves $1.3 billion tax dispute with Canada Revenue Agency

Calgary, Alberta (December 5, 2016) – Suncor today reports that the Tax Court of Canada has issued a favourable Order resolving the previously disclosed dispute with the Canada Revenue Agency (CRA). The dispute was in regards to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts.

The Tax Court Order confirms the successful resolution of this matter between Suncor and the CRA, resulting in no additional taxes, interest or penalties.  Suncor’s original filing position on this issue is therefore maintained and all taxation matters related to this issue are now closed.

As is customary in disputes of this nature, Suncor had provided security to the CRA and the Provinces of Quebec and Ontario for approximately $657 million in respect of this issue. The company is taking steps for the return of this security.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com